

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2014

Via E-mail
Peder Møller Andersen
Acting Chief Executive Officer
Forward Pharma A/S
Ǿstergade 24A, 1
1100 Copenhagen K, Denmark

Re: Forward Pharma A/S
Amendment No. 3 to Registration Statement on Form F-1
Filed October 2, 2014
File No. 333-198013

Dear Mr. Andersen:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Capitalization, page 59

1. You reflect your 10-for-1 stock split as a pro forma adjustment. On page 102 you indicate that you will undergo the split immediately prior to the consummation of the offering. Please tell us exactly when your stock split will become effective in relation to the effectiveness of your registration statement. Also tell us when and how you anticipate reflecting the stock split retroactively in your historical financial statements and throughout your filing. Reference for us the authoritative literature you rely upon to support your anticipated accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Kristopher D. Brown
       Wayne J. Rapozo
       Dechert LLP
       1095 Avenue of the Americas
       New York, NY 10036